UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Corporation Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Cascade Corporation Savings and Investment Plan

Note:	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Cascade Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cascade Corporation Savings and Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Portland, Oregon

July 14, 2009

Cascade Corporation Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments at fair value
Cascade Corporation common stock	$3,855,829	$5,401,499
Registered investment companies	27,967,519	42,615,864
Collective trust funds	21,435,911	26,434,454
Self-directed brokerage accounts	195,627	402,113
Participant loans	931,668	865,489

Total investments	54,386,554	75,719,419

Receivables
Employer contribution	574,986	297,838

Total assets	54,961,540	76,017,257

LIABILITIES
Excess contributions payable	6,595	—

Net assets available for benefits at fair value	54,954,945	76,017,257

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	872,813	(256,775)

Net assets available for benefits	$55,827,758	$75,760,482

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Reductions
Investment income (loss)
Net depreciation in fair value of investments	$(23,347,736)
Interest and dividends	1,756,702
Interest on participant loans	71,671
Other income	11,943

Net investment loss	(21,507,420)

Contributions
Participant	3,119,871
Employer	2,423,578
Rollover	1,077

Total contributions	5,544,526

Net reductions	(15,962,894)

Deductions
Benefits paid to participants	(3,966,170)
Administrative expenses	(3,660)

Total deductions	(3,969,830)

Net decrease	(19,932,724)

Net assets available for benefits
Beginning of year	75,760,482

End of year	$55,827,758

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following description of the Cascade Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by Cascade Corporation (the “Company”) on January 1, 1987 to provide a means for savings and investment by employees for retirement purposes. The Plan was amended January 1, 2001 to reflect various statutory requirements (so-called “GUST” amendments) as well as certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The plan was further amended and restated effective January 1, 2008 to reflect more recent Internal Revenue Service regulations. The Plan, as amended, exists for the exclusive benefit of eligible employees and is intended to comply with Sections 401 and 501 of the Internal Revenue Code (“IRC”), as amended, and related regulations. The Plan is administered by a committee (the “Committee”) composed of management of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Mercer Trust Company (“Mercer”) is the Plan’s Trustee, custodian and recordkeeper.

Eligibility

Employees of the Company in the United States of America, who are not covered by a collective bargaining agreement or on the payroll of an entity other than the Company, are eligible to participate in the Plan. Employees of business units acquired after December 1, 2006, may participate to the extent the Committee determines. For purposes of eligibility for employer defined and matching contributions, a year of service (defined as the twelve-month period ending on the employee’s severance from service date) is required.

Contributions

Participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan and subject to certain annual individual deferral limitations under the IRC. Of this, up to 2% of base compensation may be contributed as a retiree medical elective deferral. Effective July 1, 2009, the Plan will no longer include the 2% retiree medical deferral option. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, collective trust funds, Company stock and a self-directed brokerage account as investment options for participants.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

As an incentive for participants to save, the Company contributes a 50% match on the participant’s first 6% of base compensation contributed to the Plan as a regular elective deferral. The Company also makes a 50% matching contribution on those amounts up to 2% of base compensation contributed to the Plan as a retiree medical elective deferral. Effective July 1, 2009, the Company will contribute a 50% match on the participant’s first 8% of base compensation contributed to the Plan as a regular elective deferral. The Company will no longer make a 50% matching contribution on the 2% retiree medical elective deferral as the deferral option will no longer be available. Additionally, the Company contributes an amount equal to 4% of each eligible employee’s base compensation as a defined contribution amount, regardless of whether that eligible employee participates in the elective deferral portion of the Plan or not.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their own contributions, including earnings thereon. Once eligibility is satisfied, participants are fully vested in the employer’s matching contributions, including the earnings thereon. A participant is fully vested in the employer’s defined contribution after three years of service. Defined contribution accounts are also fully vested upon normal or disability retirement and upon death while an employee if such events occur prior to the three-year vesting requirement.

Participant Loans

The Plan allows for discretionary loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are secured by the balance remaining in the participant’s account, and loan repayments are paid through payroll deductions. Loan terms range from one to five years. Participants may arrange a loan term of 10 years if the loan is used to purchase a home which is the Participant’s principal residence. The interest rate for a participant loan is fixed as of the loan issue date, and is based on the U.S. Prime Rate plus 1%.

Payment of Benefits

Participant contributions and the vested portion of Company contributions, including earnings thereon, may be withdrawn for a financial hardship as stipulated in the Plan provisions. Upon termination or retirement, all participant contributions and vested Company contributions, including earnings thereon, are distributed in a lump sum payment upon request of the participant. Terminated participants may keep their vested benefits in the Plan subject to a $5,000 threshold. Vested balances less than $5,000 are distributed to the participant as a lump-sum distribution.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. During the year ended December 31, 2008, employer contributions were not reduced by forfeitures. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $34,048 and $10,724, respectively.

2.	Summary of Accounting Policies

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued.

Plan Expenses

Investment management expenses of the Plan are reflected in the net asset value of the individual mutual funds, collective trust funds and common stock. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. Transactional charges such as loan and stock trading fees are paid by the particular participants involved.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of investments in mutual funds, common stock, collective trust funds and receivables. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2008	2007
Putnam Stable Value Fund, 13,483,897 and 12,392,634 shares, respectively	$13,483,897	$12,392,634
Putnam S&P 500 Index Fund, 358,587 and 352,288 shares, respectively	8,824,827	13,785,045
American Funds AMCAP Fund, 455,920 and 446,732 shares, respectively	5,480,158	8,970,388
The George Putnam Fund of Boston, 541,138 and 523,599 shares, respectively	4,891,892	8,409,006
Cascade Corporation common stock, 129,130 and 116,261 shares, respectively	3,855,829	5,401,499
Victory Diversified Stock Fund, 342,552 and 335,869 shares, respectively	3,816,028	5,968,387
Vanguard Total Bond Market Index Fund, 334,842 and 322,231 shares, respectively	3,408,690	3,273,864
Putnam International Equity Fund, 196,626 and 220,576 shares, respectively	2,984,786	6,070,241
Royce Premier Investor Class Fund, 234,479 and 203,433 shares, respectively	2,870,017	3,531,603

During 2008 the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) depreciated in value by $23,347,736 as follows:

Cascade Corporation common stock	$ (1,990,863)
Registered investment companies	(16,226,583)
Collective trust funds	(4,887,059)
Common stock	(243,231)

$(23,347,736)

4.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quotes prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008 and 2007.

Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end where the price of the fund is quoted in an active market.

Investments in collective trust funds include two funds – Putnam S&P 500 Index Fund (level 2 asset) and Putnam Stable Value Fund (level 3 asset).

The Putnam S&P 500 Index Fund is valued based on financial statements provided by the Plan’s investment custodians, which are audited annually by independent accountants. The value for this fund is stated at estimated fair value, which has been determined based on the unit values of the fund, and recent transactions at year end. Net unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The Putnam Stable Value Fund (“The Stable Value Fund”), which holds primarily guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”), are valued at fair value based upon the units held by the Plan. Fair value is disclosed in the Stable Value Fund’s audited December 31, 2008 financial statements. The fair value of the Stable Value Fund is not observable through daily transactions as participants’ transactions occur at contract value. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the representative quoted market prices of the underlying investments. The underlying investments are primarily debt securities.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Cascade Corporation common stock is valued at the closing price reported on the active market on which it is traded.

Self-directed brokerage accounts include common stock which is valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans are valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$27,967,519	$—	$—	$27,967,519

Collective trust funds	—	8,824,827	12,611,084	21,435,911

Cascade Corporation common stock	3,855,829	—	—	3,855,829

Self-directed brokerage accounts	195,627	—	—	195,627

Participant loans	—	—	931,668	931,668

Total investments at fair value	$32,018,975	$8,824,827	$13,542,752	$54,386,554

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

	Collective Trust Fund	Participant Loans
Balance, January 1, 2008	$12,649,409	$865,489
Unrealized losses relating to instruments still held at the reporting date	(1,129,588)
Purchases, sales, issuances and settlements (net)	1,091,263	66,179

Balance, December 31, 2008	$12,611,084	$931,668

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 2, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Subsequent to December 31, 2008 the Plan has been amended, however the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements. FIN 48 was effective for the Plan as of January 1, 2007. Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.

The Company has identified a misinterpretation of Plan eligibility requirements in prior years which has resulted in operational errors and intends to file an application with the Internal Revenue Service under the Voluntary Compliance Program (VCP) to correct the situation. The correction will result in an additional Company contribution of approximately $280,000 to those participants impacted. This amount is included in the employer contribution receivable balance as of December 31, 2008 on the Statement of Net Assets Available for Benefits. The Plan’s administrator expects that the final outcome of the VCP process will not have any material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related-Party Transactions

Certain Plan investments represent funds invested in, or maintained by Putnam Investments. Putnam Investments and Mercer are owned by the same parent company, Marsh & McLennan Co. Therefore, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of Company common stock. Purchases and sales of Company common stock were $2,929,393 (70,475 shares) and $2,484,202 (57,606 shares), respectively, for the year ended December 31, 2008 and 2007. At December 31, 2008 and 2007, the Plan held $3,855,829

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

(129,130 shares) and $5,401,499 (116,261 shares), respectively, of Company common stock.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$55,827,758	$75,760,482
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(872,813)	256,775

Net assets available for benefits per Form 5500	$54,954,945	$76,017,257

The following is a reconciliation of net depreciation in fair value for the year ended December 31, 2008 per the financial statements to the Form 5500:

Net investment loss per financial statements	$(21,507,420)
Change in adjustment from contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,129,588)

Net investment loss per Form 5500	$(22,637,008)

Supplemental Schedule

Cascade Corporation Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008	Schedule I

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
*	Cascade Corporation	Common stock, 129,130 shares	—	$3,855,829

	American Funds AMCAP Fund	Registered investment companies, 455,920 shares	—	5,480,158
*	The George Putnam Fund of Boston	Registered investment companies, 541,138 shares	—	4,891,892
	Victory Diversified Stock Fund	Registered investment companies, 342,552 shares	—	3,816,028
	Vanguard Total Bond Market Index Fund	Registered investment companies, 334,842 shares	—	3,408,690
*	Putnam International Equity Fund	Registered investment companies, 196,626 shares	—	2,984,786
	Royce Premier Investor Class Fund	Registered investment companies, 234,479 shares	—	2,870,017
	Vanguard Small Cap Growth Index Fund	Registered investment companies, 135,195 shares	—	1,608,818
	American Funds Europacific Growth Index Fund	Registered investment companies, 57,295 shares	—	1,579,062
	Vanguard Mid Cap Index Fund	Registered investment companies, 110,888 shares	—	1,308,479
	Federated Money Market Fund	Registered investment companies, 19,589 shares	—	19,589

	Total registered investment companies			27,967,519

*	Putnam Stable Value Fund	Collective trust funds, 13,483,897 shares	—	12,611,084
*	Putnam S&P 500 Index Fund	Collective trust funds, 358,587 shares	—	8,824,827

	Total collective trust funds			21,435,911

	Self-directed brokerage accounts	Self-directed accounts	—	195,627

*	Participant loans	5.00% - 9.50%, maturities from 2009 to 2013	—	931,668

				$54,386,554

*	Represents a party-in-interest to the Plan.
(1)	Cost information has been omitted with respect to participant directed assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Corporation Savings and Investment Plan

Date: July 14, 2009

	By:	Cascade Corporation Savings and Investment Plan Administrative Committee

	By:	/s/ Joseph G. Pointer
Joseph G. Pointer
Administrative Committee Member